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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Name of Issuer:  INAMED Corporation

Title of Class of Securities:  Common Stock, no par value.

CUSIP Number:  453235103

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                             7/2/97

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     453235103

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Larry N. Feinberg


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power

         662,300 (including 11% Secured Convertible Notes due
              1999 convertible into 400,000 shares of common stock and Warrants exercisable for 206,250 shares of common stock)


8.  Shared Voting Power

         511,773 (including 11% Secured Convertible Notes due
              1999 convertible into 327,273 shares of common stock and Warrants exercisable for 168,750 shares of common stock)


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9.  Sole Dispositive Power

         662,300 (including 11% Secured Convertible Notes due
              1999 convertible into 400,000 shares of common stock and Warrants exercisable for 206,250 shares of common stock)


10. Shared Dispositive Power

         511,773 (including 11% Secured Convertible Notes due
              1999 convertible into 327,273 shares of common stock and Warrants exercisable for 168,750 shares of common stock)



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,174,073 (including 11% Secured Convertible Notes due
              1999 convertible into 727,273 shares of common stock and Warrants exercisable for 375,000 shares of common stock)



12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         12.29%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!










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CUSIP No.     453235103

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Oracle Partners, L.P.


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5.  Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7.  Sole Voting Power



8.  Shared Voting Power

         511,773 (including 11% Secured Convertible Notes due
              1999 convertible into 327,273 shares of common stock and Warrants exercisable for 168,750 shares of common stock)






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9.  Sole Dispositive Power



10. Shared Dispositive Power

         511,773 (including 11% Secured Convertible Notes due
              1999 convertible into 327,273 shares of common stock and Warrants exercisable for 168,750 shares of common stock)

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         511,773 (including 11% Secured Convertible Notes due
              1999 convertible into 327,273 shares of common stock and Warrants exercisable for 168,750 shares of common stock)


12. Check Box if the Aggregate Amount in Row (11) Excludes
              Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.72%


14. Type of Reporting Person*

         PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

















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         The Reporting Persons (as defined below) are filing this

Amendment No. 1 to Schedule 13D to report a Consent and Waiver

Agreement entered into with INAMED Corporation ("INAMED") in connection with a second supplemental indenture dated July 2,

1997 (the "Second Supplemental Indenture") to an indenture dated

January 2, 1996 (the "Indenture") between INAMED and Santa

Barbara Bank & Trust, as trustee.  The Indenture was entered into in connection with the issuance by INAMED of 11% Secured

Convertible Notes due 1999 (the "Notes").  The Second

Supplemental Indenture is more fully described in Item 6 below.

Item 1.  SECURITY AND ISSUER

         No change.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Mr. Larry N.

Feinberg and Oracle Partners, L.P. (the "Reporting Persons").

Oracle Partners, L.P. has been added as a Reporting Person due to an increase in the percentage of shares of INAMED's Common Stock of which Oracle Partners, L.P. is deemed to be the beneficial owner.  Mr. Feinberg is the managing general partner of Oracle

Partners, L.P. and Oracle Institutional Partners, L.P., both of which are investment limited partnerships (the "Partnerships").

Mr. Feinberg is also the sole principal of Oracle Investment

Management, Inc., the investment manager (the "Investment

Manager") of several managed accounts (the "Managed Accounts").



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The Partnerships and the Managed Accounts will be collectively referred to herein as the "Funds".  The principal offices of the

Funds and the Investment Manager are at 712 Fifth Avenue, 45th

Floor, New York, New York  10019.

         The Reporting Persons have not during the last five

years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  The Reporting Persons have not during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

activities subject to, federal or state securities laws or

finding any violations with respect to such laws.

         Mr. Feinberg is a citizen of the United States of

America.  Oracle Partners, L.P. is a limited partnership formed under the laws of the State of Delaware.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of the date hereof, Mr. Larry N. Feinberg is deemed

to beneficially own 71,800 shares of INAMED's Common Stock, no par value (the "Common Stock"), Notes that are convertible into

727,273 shares of Common Stock and Warrants that are exercisable for 375,000 shares of Common Stock.  The Common Stock, the Notes and the Warrants are held by the Funds over which Mr. Feinberg has investment discretion.  The funds for the purchase of the



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Common Stock, the Notes and the Warrants held in the Funds, over which Mr. Feinberg has investment discretion, came from capital contributions to the Funds by their general and limited partners.

The funds for the purchase of the Common Stock, the Notes and the

Warrants held in the Managed Accounts, over which the Mr.

Feinberg has investment discretion, came from each managed

account's own funds.  Leverage was not used to purchase the

Common Stock, Notes or Warrants.

         As of the date hereof, Oracle Partners, L.P. ("Oracle

Partners") is deemed to beneficially own 15,750 shares of

INAMED's Common Stock, no par value, Notes that are convertible into 327,273 shares of Common Stock and Warrants that are

exercisable for 168,750 shares of Common Stock.  The funds for the purchase of the Common Stock, the Notes and the Warrants held in Oracle Partners came from capital contributions to Oracle

Partners by its general and limited partners.  Oracle Partners did not use leverage to purchase the Common Stock, Notes or

Warrants.

Item 4.  PURPOSE OF TRANSACTION

         The Common Stock, the Notes and the Warrants

beneficially owned by the Reporting Persons were acquired for,

and are being held for, investment purposes.  The Reporting

Persons may acquire additional shares of Common Stock, dispose of all or some of those shares from time to time, in each case in



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open market transactions, block sales or purchases or otherwise,

or may continue to hold those shares.

         The Reporting Persons do not have any plan or proposal

which relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D.

However, the Reporting Persons reserve the right to discuss

company business with management, make proposals to management and/or take other actions to influence the management of INAMED should they deem such actions appropriate.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Mr. Feinberg is deemed to be the

beneficial owner of 71,800 shares of Common Stock, Notes

convertible into 727,273 shares of Common Stock and Warrants exercisable for 375,000 shares of Common Stock.  Assuming the conversion of the Notes and the exercise of the Warrants, Mr.

Feinberg would be deemed to be the beneficial owner of 1,174,073 shares of Common Stock constituting 12.29% of the shares of

INAMED Common Stock based upon 9,546,939 shares that would be outstanding upon conversion of the Notes and exercise of the

Warrants.  This figure is based on information received from

INAMED stating that, as of July 28, 1997, there were 8,444,666 shares of Common Stock outstanding.  With respect to 511,773 shares of the INAMED Common Stock Mr. Feinberg is deemed to

beneficially own, Mr. Feinberg and Oracle Partners share the



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power to vote, direct the vote, dispose of or direct the

disposition of those shares.  Mr. Feinberg  has the sole power to vote, direct the vote, dispose of or direct the disposition of the remainder of shares of INAMED Common Stock of which he is currently deemed to be the beneficial owner.

    As of the date hereof, Oracle Partners is deemed to be the beneficial owner of 15,750 shares of Common Stock, Notes

convertible into 327,273 shares of Common Stock and Warrants exercisable for 168,750 shares of Common Stock.  Assuming the conversion of the Notes and the exercise of the Warrants, Oracle

Partners would be deemed to be the beneficial owner of 511,773 shares of Common Stock constituting 5.72% of the shares of INAMED

Common Stock based upon 8,941,139 shares that would be

outstanding upon conversion of the Notes and exercise of the

Warrants.  This figure is based on information received from

INAMED stating that, as of July 28, 1997, there were 8,444,666 shares of Common Stock outstanding.  Oracle Partners and Mr.

Feinberg share the power to vote, direct the vote, dispose of or direct the disposition of the shares of INAMED Common Stock of which they both are currently deemed to be the beneficial owners.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         INAMED notified the Funds that certain events caused

material delays in the resolution of a litigation involving



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INAMED (the "Litigation") for which the Funds had placed monies in escrow pending a settlement (the "Escrow").  INAMED requested the Funds' cooperation in amending the Indenture entered into in connection with the issuance of the Notes to provide for the release of the monies from Escrow, redeem a portion of the Notes and establish an alternate source of financing for use in the future settlement of the Litigation.

         The Funds entered into a Consent and Waiver with INAMED

(the "Consent and Waiver") to amend the Indenture, thereby

creating the Second Supplemental Indenture, and to waive all past defaults or events of default by INAMED.  In connection with the

Second Supplemental Indenture, the Funds' monies placed in Escrow were released, a portion of the Funds' Notes were redeemed and the conversion price of the remaining Notes was changed, and the

Funds were issued warrants pursuant to a Warrant Agreement dated

July 2, 1997 (the "Warrant Agreement").  Under the Warrant

Agreement, the Funds, in the aggregate, were issued Warrants representing the right to purchase 375,000 shares of Common Stock at an exercise price of $8.00 per share.

         [The validity of the Second Supplemental Indenture is

conditioned upon consent to the matters described above by the holders of a majority in principal amount of the Notes through the Consent and Waivers to amend the Indenture pursuant to the

Consent and Waivers].



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         Additionally, on January 8, 1997, the Funds, in the

aggregate, received 35,000 shares of Common Stock representing 5%

of the shares of Common Stock that would have been issuable to the Funds if all Notes had been converted on June 10, 1996.  The

Funds received these shares in exchange for waiving certain

defaults by INAMED that occurred through March 31, 1996.



Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



August 29, 1997

                             /s/ Larry N. Feinberg
                             ________________________________
                             Larry N. Feinberg


                             Oracle Partners, L.P.

                             /s/ Larry N. Feinberg
                             ________________________________
                             By: Larry N. Feinberg,
                                  General Partner







00751001.AN6